COMMENTS RECEIVED ON SEPTEMBER 17, 2008

FROM CHRISTIAN SANDOE

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity 1-3 Year Duration Securitized Bond Central Fund, Fidelity Commercial Mortgage-Backed Securities Central Fund (formerly known as Fidelity 2-5 Year Duration Securitized Bond Central Fund), Fidelity Corporate Bond 1-5 Year Central Fund, Fidelity Corporate Bond 1-10 Year Central Fund, and Fidelity Mortgage Backed Securities Central Fund

POST-EFFECTIVE AMENDMENT NO. 5

1. Fidelity 1-3 Year Duration Securitized Bond Central Fund

C: The Staff would like us to define "duration" and provide an example of a 1% change in a security with a targeted duration.

R: We believe that the term "duration" is commonly understood, but to address the Staff's comment we will add the following disclosure in the SAI, following the description of "Dollar-Weighted Average Maturity":

"Duration of a bond is a measure of the approximate sensitivity of a bond's price to changes in interest rates. Duration is expressed in years. Except for zero-coupon bonds, duration is generally shorter than maturity because much of a bond's return consists of interest paid prior to the maturity date. Bonds with longer durations usually have more interest rate sensitivity and price volatility than bonds with shorter durations. Typically, if a bond had a duration of 5 years and interest rates rose 1%, the market value of the bond would decline 5%."

2. Fidelity 1-3 Year Duration Securitized Bond Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"Fidelity Investments Money Management, Inc. (FIMM) normally invests at least 80% of the fund's assets in investment-grade securitized debt securities and repurchase agreements for those securities."

C: The Staff requests that we better align the name test policy with the fund's name by changing the term "debt securities" to "bond" and then defining the term "bond" to include certain other types of debt securities.

R: We believe that any requirement under Rule 35d-1 of the 1940 Act for the fund to have a policy to invest 80% in [investment-grade securitized] bonds is met by its policy to invest 80% in [investment-grade securitized] debt securities. In this regard, as previously discussed with the Staff, we continue to take the position we have taken historically, which is that the term "bond" suggests debt securities of all types (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). We note that the Commission, when adopting Rule 35d-1, did not elaborate on the types of debt securities suggested by the term "bond." Moreover, we believe that complying with the Staff's request that the fund adopt a policy of investing in "bonds" and then defining bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgment that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

3. Fidelity Commercial Mortgage-Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in investment-grade commercial mortgage-backed securities."

C: The Staff would like us to describe the maturity policy and duration profile for the fund.

R: The fund does not have a principal investment strategy to invest in securities of a particular maturity or duration.

4. Fidelity Corporate Bond 1-5 Year Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in investment-grade corporate bonds and other corporate debt securities and repurchase agreements for those securities."

C: The Staff requests that we better align the name test policy with the fund's name by changing the policy to refer only to corporate bonds.

R: For reasons stated in response #2, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

5. Fidelity Corporate Bond 1-10 Year Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"The fund normally maintains a dollar-weighted average maturity between 1 and 10 years."

C: The Staff would like to know what the dollar-weighted average maturity is, as 1-10 years is broad.

R: We are not aware of a requirement to include the fund's DWAM as of a specified date, and accordingly have not modified the disclosure.

6. Fidelity Mortgage Backed Securities Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in investment-grade mortgage-related securities and repurchase agreements for those securities."

C: The Staff questions whether "investment-grade mortgage-related securities" are the same as "mortgage backed securities" and notes we should be using either one term or the other.

R: We believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not revised the disclosure as suggested.

7. Fidelity 1-3 Year Duration Securitized Bond Central Fund and Fidelity Commercial Mortgage-Backed Securities Central Fund

"Investment Policies and Limitations" (Part B of the Registration Statement)

"Concentration"

"The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the securitized sector."

C: The Staff requests the addition of a statement relating to securitized sectors as a strategy in the "Principal Investment Strategies" section of "Investment Details."

R: 1-3 Year Duration Securitized Bond Central includes the requested disclosure. The disclosure at issue was removed for Commercial Mortgage-Backed Securities Central when the fund changed its name and adopted a name test policy, because now that the fund has a name test policy to invest at least 80% of its assets in investment-grade commercial mortgage-backed securities, by definition it will always invest 25% or more in the securitized sector.

8. All funds

"Financial Statements" (Part B of the Registration Statement)

"Each fund's financial statements and financial highlights for the fiscal year ended August 31, 2007, and report of the independent registered public accounting firm, are included in the fund's annual report and are incorporated herein by reference."

C: The Staff noted that the financial statements incorporated by reference into the registration statement may be older that 245 days, in which case, semiannual financial statements would need to be included for the funds.

R: The registration statement will be updated for the next filing to incorporate by reference financial statements and financial highlights as of a date within 245 days of the effective date of the registration statement.

9. All funds

Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.